Exhibit 12

Dendreon Corporation
Ratios of Earnings to Fixed Charges

	Year Ended December 31,
Ratio of Earnings to Fixed Charges (in thousands)	2011	2010	2009	2008	2007

Earnings
Loss before taxes	($337,806)	($439,891)	($220,161)	($71,644)	($99,264)
Add: Fixed charges	52,426	7,078	5,174	7,210	5,888
Less: Capitalized interest	1,186	3,539	1,374	586	229

Total earnings (as defined)	(286,566)	(436,352)	(216,361)	(65,020)	(93,605)

Fixed Charges
Interest expense, including amortization of debt issuance costs	$47,704	$1,588	$2,321	$5,156	$4,106
Capitalized interest	1,186	3,539	1,374	586	229

Total interest expensed and capitalized	48,890	5,127	3,695	5,742	4,335

One-third of rental expense, net of sublease income	3,536	1,951	1,479	1,468	1,553

Total fixed charges	$52,426	$7,078	$5,174	$7,210	$5,888

Insufficient amount	(338,992)	(443,430)	(221,535)	(72,230)	(99,493)